Exhibit 99.1

Certificate of Amendment Canada Business Corporations Act Loi canadienne sur les sociétés par actions Certificat de modification Osisko Gold Group Inc. Groupe Aurifère Osisko Inc. 1252807-0 Corporate name / Dénomination sociale Corporation number / Numéro de société Hantz Prosper Date of amendment (YYYY-MM-DD) Date de modification (AAAA-MM-JJ) Director / Directeur 2026-07-14 I HEREBY CERTIFY that the articles of the above-named corporation are amended under section 178 of the Canada Business Corporations Act as set out in the attached articles of amendment. JE CERTIFIE que les statuts de la société susmentionnée sont modifiés aux termes de l'article 178 de la Loi canadienne sur les sociétés par actions, tel qu'il est indiqué dans les clauses modificatrices ci-jointes.

Innovation, Science and Economic Development Canada
Corporations Canada

Innovation, Sciences et Développement économique Canada
Corporations Canada

Form 4
Articles of Amendment
Canada Business Corporations Act (CBCA) (s. 27 or 177)

Formulaire 4
Clauses modificatrices
Loi canadienne sur les sociétés par actions (LCSA) (art. 27 ou 177)

1 Corporate name
Dénomination sociale
Osisko Development Corp.
Osisko Développement Corp.

2 Corporation number
Numéro de la société
1252807-0

3 The articles are amended as follows
Les statuts sont modifiés de la façon suivante

The corporation changes its name to:
La dénomination sociale est modifiée pour :
Osisko Gold Group Inc.
Groupe Aurifère Osisko Inc.

The corporation changes the province or territory in Canada where the registered office is situated to:
La province ou le territoire au Canada où est situé le siège social est modifié pour :
ON

4 Declaration: I certify that I am a director or an officer of the corporation.
Déclaration : J'atteste que je suis un administrateur ou un dirigeant de la société.

Original signed by / Original signé par
Laurence Farmer

Laurence Farmer
514-607-6045

Misrepresentation constitutes an offence and, on summary conviction, a person is liable to a fine not exceeding $5000 or to imprisonment for a term not exceeding six months or both (subsection 250 (1) of the CBCA).

Faire une fausse déclaration constitue une infraction et son auteur, sur déclaration de culpabilité par procédure sommaire, est passible d'une amende maximale de 5 000 $ et d'un emprisonnement maximal de six mois, ou l'une de ces peines (paragraphe 250(1) de la LCSA).

You are providing information required by the CBCA. Note that both the CBCA and the *Privacy Act* allow this information to be disclosed to the public. It will be stored in personal information bank number IC/PPU-049.

Vous fournissez des renseignements exigés par la LCSA. Il est à noter que la LCSA et la *Loi sur les renseignements personnels* permettent que de tels renseignements soient divulgués au public. Ils seront stockés dans la banque de renseignements personnels numéro IC/PPU-049.

Canada

IC 3069 (2008/04)

Innovation, Science and Economic Development Canada
Corporations Canada
Innovation, Sciences et Développement économique Canada
Corporations Canada

Canada Business Corporations Act (CBCA) (s. 19)

Loi canadienne sur les sociétés par actions (LCSA) (art. 19)

Change of Registered Office Address
Changement d'adresse du siège social

Form 3
Formulaire 3

Received Date (YYYY-MM-DD):
Date de réception (AAAA-MM-JJ): 2026-07-14

1 Corporate name
Dénomination sociale

Osisko Gold Group Inc.
Groupe Aurifère Osisko Inc.

2 Corporation number
Numéro de la société

1252807-0

3 New registered office address
Nouvelle adresse du siège social

155 University Avenue
Suite 1450
Toronto ON M5H 3B7

4 Additional address
Autre adresse

5 Declaration: I certify that I have relevant knowledge of the corporation and that I am authorized to sign this form.
Déclaration : J'atteste que je possède une connaissance suffisante de la société et que je suis autorisé(e) à signer le présent formulaire.

Original signed by / Original signé par
Laurence Farmer

Laurence Farmer
514-607-6045

Misrepresentation constitutes an offence and, on summary conviction, a person is liable to a fine not exceeding $5000 or to imprisonment for a term not exceeding six months or both (subsection 250(1) of the CBCA).

Faire une fausse déclaration constitue une infraction et son auteur, sur déclaration de culpabilité par procédure sommaire, est passible d'une amende maximale de 5 000 $ et d'un emprisonnement maximal de six mois, ou l'une de ces peines (paragraphe 250(1) de la LCSA).

You are providing information required by the CBCA. Note that both the CBCA and the *Privacy Act* allow this information to be disclosed to the public. It will be stored in personal information bank number IC/PPU-049.

Vous fournissez des renseignements exigés par la LCSA. Il est à noter que la LCSA et la *Loi sur les renseignements personnels* permettent que de tels renseignements soient divulgués au public. Ils seront stockés dans la banque de renseignements personnels numéro IC/PPU-049.

Canada
IC 3420 (2008/04)